Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
Income (loss) from continuing operations before income taxes	$789	$1,229	$925	$1,437	$2,087	$1,358	$853
Add: Fixed charges	3,038	2,279	2,404	2,565	2,213	1,125	1,043

Total earnings	$3,827	$3,508	$3,329	$4,002	$4,300	$2,483	$1,896

Interest expense	$3,036	$2,275	$2,401	$2,561	$2,210	$1,123	$1,042
Rental expense, net of income	2	4	3	4	3	2	1

Total fixed charges	3,038	2,279	2,404	2,565	2,213	1,125	1,043
Preferred stock dividends	171	121	28	31	31	16	10

Total fixed charges and preferred stock dividends	$3,209	$2,400	$2,432	$2,596	$2,244	$1,141	$1,053

Ratio of earnings to fixed charges(1)	1.26	1.54	1.38	1.56	1.94	2.21	1.82

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.19	1.46	1.37	1.54	1.92	2.18	1.80

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.